UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

IMH Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

Juniper Capital Partners, LLC

11150 Santa Monica Blvd., Suite 1400

Los Angeles, California 90025

Attn: Mr. Jay Wolf

(310) 633-2365

Copy to:

C. David Lee, Esq.

Munger, Tolles & Olson LLP

350 South Grand Ave.

Los Angeles, CA 90071

(213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Juniper NVM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,296,352 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,296,352 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,352 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Common Stock issuable upon (i) conversion of 1,296,352 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC (without giving effect to any accrued and unpaid dividends thereon) and (ii) exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.

(2)

The percentage ownership reflected above and elsewhere in this Schedule 13D is based on (i) information provided by the Issuer of 16,708,208 shares of Common Stock outstanding as of July 23, 2020, plus (ii) 1,296,352 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC, plus (iii) 1,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.

SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON JCP Realty Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 435,122 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 435,122 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,122 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Common Stock, issuable upon conversion of 435,122 shares of Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC (without giving effect to any accrued and unpaid dividends thereon).

(2)

The percentage ownership reflected above and elsewhere in this Schedule 13D is based on (i) information provided by the Issuer of 16,708,208 shares of Common Stock outstanding as of July 23, 2020, plus (ii) 435,122 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC.

SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Juniper Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,731,474 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,731,474 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,731,474 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Common Stock, issuable upon (i) conversion of 1,731,474 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC and JCP Realty Partners, LLC (without giving effect to any accrued and unpaid dividends thereon) and (ii) exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.

(2)

The percentage ownership reflected above and elsewhere in this Schedule 13D is based on (i) information provided by the Issuer of 16,708,208 shares of Common Stock outstanding as of July 23, 2020, plus (ii) 1,296,352 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC, plus (iii) 1,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC, plus (iv) 435,122 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC.

SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 5 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on August 26, 2014, as amended and supplemented on December 22, 2017, February 16, 2018, June 6, 2018, and October 24, 2019 (this “Schedule 13D”), by Juniper NVM, LLC, a Delaware limited liability company (“Juniper NVM”), JCP Realty Partners, LLC, a Delaware limited liability company (“JCP Realty”), and Juniper Capital Partners, LLC, a Delaware limited liability company, with respect to the common stock, par value $0.01 per share (“Common Stock”), of IMH Financial Corporation, a Delaware corporation (the “Issuer”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No. 5 have the meanings assigned to such terms in Amendment No. 4 to this Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

As already reported in the Current Report on Form 8-K that was filed by the Issuer on July 23, 2020, (i) the Issuer (ii) JPMorgan Chase Funding Inc. (“JPM”), (iii) JCP Realty, Juniper NVM, Juniper Capital Asset Management, LLC, and Juniper Investment Advisors, LLC (collectively, the “Juniper Parties”), and (iv) ITH Partners, LLC and Lawrence D. Bain (collectively, the “Bain Parties”) (the Issuer, the Juniper Parties and the Bain Parties, collectively, the “Principal Parties”) entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) on July 23, 2020. The Restructuring Support Agreement contemplates agreed-upon terms for a pre-arranged financing plan (the “Plan”) in a proceeding commenced by the Issuer on July 23, 2020 in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) under chapter 11 (the “Bankruptcy Case”) of title 11 of the United States Code (the “Bankruptcy Code”) to be based on the Restructuring Term Sheet dated June 11, 2020 (the “Restructuring Term Sheet”) from the Issuer to JPM and JCP Realty Partners (such transactions described in, and in accordance with the Restructuring Support Agreement and the Restructuring Term Sheet, the “Restructuring Transactions”) which, among other things, contemplates that the Issuer will be reorganized following date the order entered by the Bankruptcy Court in the Bankruptcy Case confirming the Plan pursuant to section 1129 of the Bankruptcy Code (the “Confirmation Order”) under the terms and conditions of the Plan and the Confirmation Order.

The Restructuring Support Agreement provides for, among other things, the following Restructuring Transactions with respect to JCP Realty’s and Juniper NVM’s Series B-1 Preferred:

•

payment by the Issuer to the holders of the Series B-1 Preferred, including JCP Realty and Juniper NVM, all dividends thereon (with interest, if any) that have accrued and remain unpaid as of the commencement of the Bankruptcy Case; and

•	payment by the Issuer to JCP Realty and Juniper NVM of $8,912,519 in redemption of all of their Series B-1 Preferred at par.

The Restructuring Transactions also includes other transactions that, upon the consummation thereof, will result in JPM becoming the sole owner of the Issuer.

The Restructuring Support Agreement includes certain covenants on the part of the Issuer and the other Principal Parties, including that the Principal Parties other than the Issuer vote in favor of the Plan and otherwise facilitate the Restructuring Transactions. The Restructuring Support Agreement may be terminated upon the occurrence of certain events.

The foregoing description is a summary and is qualified in its entirety by reference to the Restructuring Support Agreement which is referenced as Exhibit 1 hereto and incorporated herein in its entirety by this reference in response to this Item 4.

SCHEDULE 13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 4 above is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Restructuring Support Agreement, dated July 23, 2020, by and among the Issuer, JCP Realty Partners, LLC, Juniper NVM, LLC, and certain other beneficial holders and other parties signatory thereto (incorporated by reference to Exhibit 10.2 attached to the Current Report on Form 8-K that was filed by the Issuer on July 23, 2020).

SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2020

JUNIPER NVM, LLC

By:	/s/ Jay Wolf
Name: Jay Wolf
Title: Authorized Signatory

JCP REALTY PARTNERS, LLC

By:	/s/ Jay Wolf
Name: Jay Wolf
Title: Authorized Signatory

JUNIPER CAPITAL PARTNERS, LLC

By:	/s/ Jay Wolf
Name: Jay Wolf
Title: Authorized Signatory